EXHIBIT 3

October 3, 2012

Re: Offer from RedHill Biopharma Ltd. to 2010 Acquisition Financing Loan Agreement Lenders

Dear Dr. Cabilly (a Financing Lender pursuant to the "Acquisition Financing Loan" with RedHill Biopharma Ltd.)

RedHill Biopharma Ltd. (the “Company”) wishes to notify and propose to you the following:

1. Pursuant to the 2010 Acquisition Financing Loan (the "Loan Agreement") entered into by you and other parties (collectively the “Lenders”), and the Company in 2010, you are entitled to receive royalties as described in the Loan Agreement with respect to certain products acquired by the Company (the "Designated Products"). As was clarified in our January 10, 2011 letter, the Designated Products, as defined in Exhibit C of the Loan Agreement, are "Myoconda" for the treatment of Crohn's disease (renamed “RHB-104” by the Company) and the migraine drug RHB-103.

2. The obligation of the Company to pay royalties under the Loan Agreement to the Lenders was presented as an amortized cost of US $948,000 in the Company's financial statements for the period ended on June 30, 2012.

3. In light of the aforesaid, the Company is offering to acquire from all the Lenders, and terminate, their rights to these royalties, for total consideration of US $1.483 million (the "Total Consideration") to be paid through the granting of a total of 2,317,186 Company's ordinary shares, as described herein (the "Shares" and the "Proposed Acquisition"). These Shares represent approx. 4.19% of the Company's issued share capital after the issuance and approx. 2.98% of the share capital on a fully diluted basis.

4. The calculation of the aggregate number of Shares that will be granted, on a pro-rata basis, to the Lenders was calculated by dividing the Total Consideration (i.e., $1.483 million) by NIS 2.5 (the average closing price per ordinary share of the Company on the Tel Aviv Stock Exchange during the 10 trading days ending on September 23, 2012, the day before the Company's Board of Directors approved the Proposed Acquisition), equal to $ 0.64 based on the Bank of Israel's formal representative USD-NIS exchange rate on Sept. 23, 2012 (one USD = NIS 3.887).

The Calculation of the number of the total number of Shares is as follows:

$1.483 million / $0.64 = 2,317,186 Shares

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The number of Shares that will be granted to you based on your pro-rata loan amount participation in the Acquisition Financing Loan is 333,841

5. By signing this Letter, you hereby accept, acknowledge and declare that you:

(1)               understand and approve the terms of the Proposed Acquisition;

(2)               agree to the acquisition and cancellation of your right to receive royalties under the Loan Agreement in consideration for your pro-rata portion of the Shares;

(3)               agree to the termination of the Loan Agreement; understand that your taxation matters are your sole responsibility, the Company does not provide any advice or bear any responsibility regarding the tax implications of the proposed transaction on you, and you are urged to independently consult with your tax advisor regarding possible tax implications applicable to you; and

(4)               waive any other rights or claims that you may have against the Company under the Loan Agreement.

6. Notwithstanding the aforesaid, please note that the Proposed Acquisition shall enter into force and bind all Lenders under the Loan Agreement, including yourself, if it has been approved by:

(1)               Lenders who have provided a majority of the original Acquisition Financing Loan amount; and

(2)               the requisite majority of the Company's shareholders within a period of 90 days from the date of this Letter.

7. Please be advised that the Proposed Acquisition has already been approved by the Company's Audit Committee and its Board of Directors, and remains subject to approval by the Company’s shareholders.

8. The Company has convened a general and extraordinary meeting of its shareholders to approve the Proposed Acquisition on Monday, November 6, 2012. The Proposed Acquisition is considered an "Extraordinary Transaction" under Section 268 of the Israeli Companies Law, 1999, since the Lenders together hold more than 25% of the Company's shares and have joint interest in the matter, with no other person holding more than 50% of the Company. Therefore, a special majority of the shareholders participating in the vote at the meeting (including proxy voting) is required. The required special majority is (i) a majority of votes at the general and extraordinary meeting of the shareholding which includes a majority of the votes of shareholders who do not have a personal interest in the transaction and who vote; or (ii) the total amount of votes against the transaction by the shareholders who do not have a personal interest in the transaction does not exceed 2% of the total voting rights in the Company.

9. Please note that in accordance with the Israeli Securities Law, 1968 ("Securities Law") and the Securities Regulations (which implement Sections 15A to 15C of the Securities Law), 2000 ("Regulations"), Shares issued pursuant to Sections 5-7 above, will be subject to the restrictions described in the attached Annex A.

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EXHIBIT 3

10. To comply with the requirements of the Israeli Securities Authority, we kindly request that until the consummation or withdrawal of the Proposed Acquisition, whatever the case may be, you will not make any public statements concerning the Company, as such statements could harm the Company.

We hereby request that you sign this Letter and return to the Company via email (scanned) (uri@redhillbio.com) or facsimile (+972 (0)3-541-3144)(attention: Mr. Uri Hananel Aharon)) as soon as possible, but in any event no later than Wednesday, October 31 , 2012, 5pm EST (11pm Israel time).

Should you have any questions with respect to the information set forth in this Letter please contact Mr. Dror Ben-Asher (phone: +972-3-541-3131, dror@redhillbio.com), CEO.

Thank you for your cooperation.

Sincerely,

/s/ Dror Ben-Asher

Dror Ben-Asher, CEO

Agreed to and accepted by:

Shmuel Cabilly

Lender’s Name [Note to the Lender: Please Insert exact name of the entity that is the Lender – if other than yourself]

__ /s/ Shmuel Cabilly________

Lender’s Authorized Signature

Date: 14.10.2012

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Annex A

In accordance with the Israeli Securities Law, 1968 ("Securities Law") and the Securities Regulations (details with regard to sections 15A to 15C of the law), 2000 ("Regulations") the Shares issued to the Investor are subject to the following restrictions:

1.1. The Shares cannot be offered in the course of trading on the stock exchange during a period of six (6) months as of the date on which they were issued to the Lender ("Lock-Up Period"); and

1.2. Within the period of six (6) consecutive quarters, following the Lock-Up Period, the Shares can be offered in the course of trading on the stock exchange subject to the following restrictions:

1.2.1. The amount of Shares that can be offered, by each Lender, in each trading day on the stock exchange shall not exceed the daily average of the trading turnover on the stock exchange of the Company's shares in the period of eight weeks that preceded the date of the offer.

1.2.2. The percentage of Shares offered in each quarter, by each Lender, on the stock exchange, on the date of the offer, shall not exceed one percent of the issued and paid-up capital of the Company, during each quarter;

"issued and outstanding" - excluding shares that will derive from a realization or exercise of convertible securities (including exercise of options and warrants) that were issued up to the date of the offer and that have not yet been realized or exercised.

"Quarter" - a period of three months; the first quarter shall begin at the end of the period stated in sub regulation 1.1, as applicable.

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